UNITED STATES SECURITY AND EXCHANGE COMMISSION Washington, DC 20549

FORM 1-K ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933 For the fiscal year ended August 31, 2017

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10491

Delaware	46-5033791
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

11705 Willake Street Santa Fe Springs, California	90670
(Address of principal executive offices)	(Zip Code)

323.419.5915
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Dated: December 22, 2017

PART II

STATEMENTS REGRDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Description of Business

Punch TV Studios, Inc. (“we,” “us,” “our,” “our Company,” or “the Company”) is a development-stage company, incorporated in the State of Delaware on May 20, 2014 as a for-profit company with a fiscal year end of August 31. Our business address and registered office is 11705 Willake Street, Santa Fe Springs, California 90670; our telephone number is 323.419.5915; and our e-mail address is investor-relations@punchtvstudios.com.

We were qualified by the Securities and Exchange Commission on April 5, 2016 under a Regulation A Tier 2 offering, which registered 50,000,000 (fifty million) shares of our common stock at a price of $1.00 per share. This offering terminated on October 5, 2017.

We are an American production and broadcast company committed to producing high-quality video content through our state-of-the-art production studio (the “Studio”), specifically, television programs, feature films, animated shorts and feature films (our “Content”), as well as providing the video elements for video games.

We presently maintain a broadcasting network (“Punch Television Network” or the “Network”) of 7 television stations throughout the country. On August 1, 2017, we launched our latest station in Los Angeles, increasing our viewership by over 16 million viewers.

The Studio

On or about March of 2017, the Company secured a lease on a 13,000 + square foot warehouse, located at 11705 Willake Street, Santa Fe Springs, California 90670. This facility is presently serving as our headquarters.

The warehouse section is sufficiently large to accommodate 6-8 stages for recording. At this time, we have completed our green screen (where we are recording parts of Diva Glammas and Hollywood Punch Report), our stage for the recording of Filbert’s Big Bash, and our stage for the recording of Underdogs of Comedy. Construction of the Studio is on-going to facilitate additional films and television series.

Production

Our goal is to create a melting pot of fresh Content and exclusive family-oriented shows, including dramas, comedies, talk shows, documentaries, reality shows, business and sports news, and other genres of television and film. Although the appeal of our Content will be universal, it will have an urban slant, providing multi-ethnic Content to America’s urban – as well as non-urban – dwellers. We also intend to air short films and documentaries submitted by our viewers, allowing our consumers to be creative, excited and involved.

We presently have several television programs in production. These programs include:

The Hollywood Punch Report. The Hollywood Punch Report (HPR) is a 30-minute daily show that explores unique spots in the greater Los Angeles / Hollywood area where celebrities frequent. These include spots such as specialty stores, unique restaurants, trendy exercise and fitness clubs, out-of-the-way comedy and night clubs, noteworthy events, and other spots that most people don’t know exist. HPR will also include throwback segments from previous episodes.

Diva Glammas. Diva Glammas is a reality show that follows 6 grandmothers who refuse to accept the traditional grandmother role. They dress sexy, go out on the town trying to find love and companionship, and get into cat fights with each other. They send the message that just because they’re getting older doesn’t mean their life is over.

Life with Nickie. Life with Nickie is a reality show that follows “Sister” Winnetka Vaden (“Nickie”), a former gang leader, drug dealer and ex-con who has turned her life around to help others who have been recently released from prison. The show follows her to rallies, counsel meetings, court appearances, and other events in her quest to help ex-cons. The appeal is that Nickie has no “filters” – she just says whatever is on her mind, regardless of who is listening, creating humor and drama around every corner.

Black Belt Boulevard. Black Belt Boulevard is a martial arts news show that showcases both adults and children in all aspects of martial arts, from young beginners in karate to teens and adults pursuing mixed martial arts, and everything in between. Each episode will include a personal story, highlights and results of competition, and a throwback segment.

The Punch Pilot Program. The Punch Pilot Program is a unique 60-minute program that each week will showcase the pilot of a 30-minute television program submitted by an independent producer. The show will include interviews with the producer, writer and actors, as well as showcasing the entire program, while allowing the producers and talent to comment on the scenes. The Punch Pilot Program will be interactive to allow viewers to vote online as to whether the pilot should be made into a series, and to make comments on how to improve the show.

Ratchet Queens. Ratchet Queens is a reality show that follows a group of women (who refer to themselves as “Ratchet”) who live, shop, travel and go out on the town together. The appeal of this program comes from the unrestrained drama that these women generate from the most trivial matters.

Unexpected Ladies. Unexpected Ladies explores female leaders of street gangs. Each episode will focus on a specific woman who leads her street gang. The title is derived from the idea that the public does not expect these ladies to be the leaders of street gangs, nor do they expect woman-lead gangs to exist in certain communities. The show will follow each leader, and include interviews of each woman as well as members of the gang she leads.

Filbert’s Big Bash. Filbert’s Big Bash (FBB) is a live-action children’s program that follows the adventures of a dinosaur named Filbert, as well as song and dance segments, and segments about animals, places and people. FBB is an existing program produced by legendary producer, Keith Johnson. Punch will be producing all future episodes of FBB.

The Underdogs of Comedy. The Underdogs of Comedy (UOC) is a stand-up comedy series recorded before a live audience. The title is a play on the title of the movie The Original Kings of Comedy. UOC showcases seasoned comedians with top-notch routines who have yet to get their big break. Our aim is to generate exposure for these comedians and provide them with the opportunity to gain popularity.

The Grim Weaver. The Grim Weaver is a horror science fiction television program produced by Ernest Serrano, with the tagline “How do you bury a lie… when you know it’s the truth.” The title is derived from “weaving” lies surrounding the killing of a young woman. Initially a feature film, we are breaking it up to create a television event.

Licensing of Content

Presently, most of the content broadcast on the Network stations are feature films and television series that have been licensed from other producers, typically with compensation based on a split of the net advertising revenues.

Sources of Revenue

Licensing and Distribution. Our primary source of income will be from licensing our Content to broadcasters and distributors throughout the world. For years, the best-kept secret in Hollywood is that licensing produces the most secure and profitable stream of revenue. Typically, licensing brings in between 60% and 80% of a company’s total revenue. We have incorporated this strategy into the core of our business plan to ensure the best possible return on investment.

Advertising on Network Broadcasting. Our secondary, yet substantial, source of income will the expansion of the Punch TV Network, a digital broadcast network that allows the viewing public to watch our Content on television. Our revenue will come from the sponsorships and the sale of commercial advertising during broadcast.

Online Advertising. Our content is also streamed online with commercial advertising. We intend to expand our broadcast footprint to cover the entire United States, and eventually to other countries.

Product Placements. We intend to generate additional revenue by the conspicuous placement and mentioning of products and services during the production of our content. Our revenue will come from a fee that the advertiser or sponsor will pay us to have their product or service conspicuously placed or mentioned in the Content.

Subscription Fees. We intend to create a destination website, as well as a mobile app that allows viewers to watch our Content online from their computers, or from mobile devices. Our revenue will come from a small monthly subscription fee that viewers will pay to watch our Content from anywhere in the world.

Production. We intend to generate additional revenue by renting our studio and production staff to producers of their own content.

Subsidiaries

Punch Television Network.

Punch Television Network is the broadcasting division of the Company. Presently, we are broadcasting content 24 hours per day, 7 days per week in 7 markets:

•	Los Angeles, California
•	Houston, Texas
•	Beaumont, Texas
•	Jacksonville, Florida
•	Pensacola, Florida
•	Mobile, Alabama
•	Columbus, Ohio

Punch Animation, Inc.

In November of 2014, our CEO and Chairman, Joseph Collins, became the CEO of Urban Television Network Corporation (OTCBB: URBT). He changed the name to Punch Animation, Inc. in January 2017. As of the date of this report, Punch TV Studios, Inc. is the majority shareholder in Punch Animation. Punch Animation will serve as the division of Punch TV Studios that focuses on the development of all our animated Content, specifically, animated shorts and feature films, as well as the video elements of video games.

In January 2017, Punch Animation hired highly-acclaimed animator/producer Leo, Sullivan as its Chief Operating Officer, and the legendary Disney animator Floyd Norman as its President of Creative Development. These two animators bring to Punch Animation over a century of cumulative experience in animation and production.

Mr. Sullivan is best known for his works on Hey, Hey, Hey, It’s Fat Albert, Pac-Man, Scooby-Doo and Scrappy-Doo, Tiny Toons Adventures, Animaniacs, Toy Story, Iron Man, and The Incredible Hulk.

Mr. Norman is best known for his work on Disney’s Sleeping Beauty, 101 Dalmatians, Mary Poppins, The Jungle Book, The Smurfs, Monsters, Inc., Courage the Cowardly Dog, and Robot Chicken.

We are in production on our first short and expect to release it in early 2018.

Nabukie.com

We have created our own social media website, which we call Nabukie.com (“Nabukie”). Nabukie was started to allow Punch TV Studios aficionados in the entertainment industry to network, connect and share information, projects, ideas, pictures, videos, upcoming events, and personal experiences with like-minded industry peers. Nabukie is a platform that seeks to change the way industry elites communicate online.

Some of the most popular features of Nabukie include:

•	Friend Suggestions. The site makes suggestions of who you should connect based on common social habits or traits.

•	Shops. Allows members to buy and sell goods.

•	Groups. Allows members who have common interests to connect and share.

•	Calendar. Allows members to post events.

•	Badges. The badges function is what makes Nabukie unique. Members unlock badges and points based on use of the site.

Like other social media networks, you are also able to advertise your business. It is the ideal platform for any business to gain customer interaction.

Although Nabukie was initially created for professionals in the entertainment industry, it has evolved into a social media website for everyone.

We are presently developing an Nabukie app for smartphones and tablets.

Emerging Growth Company Status

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of the specified exemptions from reporting and other regulatory requirements that are otherwise generally applicable to other public companies. These exemptions include:

•	An exemption from providing an auditor’s attestation report on management’s assessment of the effectiveness of our systems of internal control over the financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	An exemption from complying with any new requirements adopted by the Public Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	An exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5, 2012, unless the Commission determines otherwise; and

•	Reduced disclosure of executive compensation.

We will cease to be an “emerging growth company” upon the earlier of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, if any (iii) the date on which we have, during the previous three-year period, issued more than $1 billion of non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for nonemerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Employees

As of the date of this annual report, we have 27 full-time employees and 2 part-time employees.

Bankruptcy, Receivership or Similar Proceedings.

None

Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our business or financial condition. Except as stated below, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of our executive officers, threatened against or affecting us, our common stock, or our executive officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

On or about April of 2017, the United States Securities and Exchange Commission (the “SEC”) commenced an investigation into our offering, with the specific focus on the qualification of Daniel Leonard (“Leonard”), the auditor of the financials contained in our original Form 1-A Offering Circular. After our offering was qualified by the SEC, but prior to the commencement of the investigation, the Company had determined that Leonard was not a qualified certified public accountant (“CPA”) under any US jurisdiction, as required by Regulation A. The Company began activities to retain a second CPA to complete the audit of our financials; however, had not completed the audit when the investigation began.

On April 6, 2017, our auditor, Ira S. Viener, CPA completed the audit of our financials, and the Company filed its post-qualification amendment of the Form 1-A Offering Circular. The investigation was verbally resolved on or about September 19, 2017, and the parties formally settled the matter in writing in November 2017.

Item 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular and elsewhere in this Annual Report.

Overview

We are an American production and broadcast company committed to producing high-quality video content through our state-of-the-art production studio (the “Studio”), specifically, television programs, feature films, animated shorts and feature films (our “Content”), as well as providing the video elements for video games.

We also maintain a broadcasting network (“Punch Television Network” or the “Network”) of 7 television stations throughout the country. On August 1, 2017, we launched our latest station in Los Angeles, increasing our viewership by over 16 million viewers.

Our primary source of revenue will come from licensing our content to broadcasters and distributors; however, we will also receive a substantial revenue from advertising during the broadcasts on our network (television commercials), product placements within the Content we produce; online advertising, and subscription fees.

Results of Operations

Revenues

For the fiscal year ended August 31, 2017, we have only begun minimal operations, and, therefore, we have generated minimal revenues. We anticipate that beginning mid- 2018, we will have the capacity to begin producing, broadcasting and licensing our Content, and, therefore, our earnings are expected to increase substantially.

Operating Expenses

For the fiscal year ended August 31, 2017, we had operating expenses of $1,684,750. The largest line items of operating expenses were the licensing of the broadcast channels in our Network, advertising and marketing expenses, payroll and payroll taxes, rent and construction on the Studio, production costs, and professional fees. We expect our expenses to increase as we continue production and launch additional broadcast channels.

Net Loss.

For the fiscal year ended August 31, 2017, we had a net loss of $1,944,338. The largest items contributing to our net loss were the licensing of the broadcast channels in our network, advertising and marketing expenses, payroll and payroll taxes, rent and construction on the Studio, production costs, and professional fees. We anticipate that we will begin to realize a profit in mid-2018 once we begin licensing our Content and begin receiving revenue from the commercial advertising during the broadcasting our content on our Network.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our activities and operations solely through equity capital raised through our Regulation A offering. We have no debt.

Equity

From April 5, 2016 (date of qualification) to August 31, 2017, we raised approximately $4,123,519 from the issuance of equity in the form of common stock. This capital is used for the licensing of the broadcast channels in our network, advertising and marketing expenses, payroll and payroll taxes, rent and construction on the Studio, production costs, and professional fees, expanding our operations, and for other general corporate purposes.

Credit and Debt

As of the filing of this report, the Company has no debt.

Operating Activities

At this time, the majority of our activities have involved raising capital, developing our Content, securing licensing for existing content, and securing the location and moving into our studio. We have only begun minimal production on our Content, and, therefore, have not realized any significant revenue.

Trends and Key Factors Affecting Our Performance

The core elements of our growth strategy include acquiring exceptional production projects, broadening our licensing capabilities by expanding our licensing network, and expanding our broadcast capabilities. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly production costs, marketing costs, and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company is in the process of raising capital to commence operations, and as of the date of this report, we have begun only minimal production operations and no licensing operations. All our operations to date have been capital raising and developing our infrastructure, including, but not limited to expanding our broadcast capabilities, and strategic development of our subsidiaries. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence full operations, and begin analyzing trends at that time.

Item 3:	Directors and Officers

The table below sets forth our managers and executive officers as of the date of this Annual Report.

Name	Position	Age	Term of Office	Hour/Week (for Part-time Employees)

Joseph Collins	Chief Executive Officer	53	June 30, 2014	N/A
	Chairman of Board of Directors		To Present

Joseph Collins. Joseph Collins is our Chief Executive Officer and Chairman of our Board of Directors. Mr. Collins has spent nearly 40 years in the television and entertainment industries. He landed his first break in the television industry when he earned a coveted internship in the Research and Development department at WVTV in Milwaukee, Wisconsin (now a Fox affiliate). Mr. Collins diligently participated in all aspects of the television station - from working behind the camera to being a show runner. Recognizing his intense determination and dedication, his superiors granted Collins the opportunity to host The Morning Business Report show during his summer break. He became the youngest news reporter on television in the nation.

Mr. Collins quickly became interested in tackling other challenges, so he moved on to music video production. Managing all aspects of production, he not only produced the videos, he also met with top executives, raised corporate funds, managed production staff, incorporated major celebrities, and created distribution outlets for his videos. He produced and directed more than 200 music videos and quickly became known throughout the industry for the excellence of his productions.

His success allowed Collins the opportunity to pilot an original video show. Video Force was a show unlike any other: the concept was to spotlight videos from both independent and major artists, in a way that allowed viewers to become exposed to all kinds of artists and their music. In order to secure the show's success, Collins became the liaison between the show and the music industry, coordinating with both independent and major music labels (such as Universal, Quality Records, and Ferocious Records) to obtain content.

As Mr. Collins’ reputation in the industry grew, he was able to gain the attention, trust, and respect of music industry giant Cashbox - a weekly publication magazine that reported the popularity of chart ranking music. He was therefore able to gather statistical information about his videos, which gave him an enormous understanding of the market. This knowledge helped him begin forming business relationships with cable providers in order to reach the masses. His method was simple - he knocked on the door of every cable provider.

Mr. Collins’ ambition took him beyond his music video show, and propelled him into the industry of commercial production. He rapidly became one of the most respected producers of television commercials in the industry. He worked with such brands as Karl Kani and Toyota, and produced numerous Public Service Announcements (PSAs) for various non-profit organizations. He was now ready for his next challenge: his own production company, Collins Entertainment. The focus of this company was to develop artists, both new and existing.

Mr. Collins’ approach was to custom-tailor marketing strategies for each individual artist by analyzing their brand, pinpointing an area of opportunity, and applying the appropriate strategy to expand their targeted audience. As each marketing strategy included commercial packaging with sponsorship opportunities, it was unlike any other marketing campaign offered by his competitors.

By exploiting Mr. Collins’ expertise in cross-marketing and re-branding, Collins Entertainment gained the ability to incorporate corporate sponsorships, thereby diversifying its client base to reach a wider audience. Mr. Collins soon realized the importance of diversity within the entertainment industry, and began expanding his clientele to include high caliber clients such as athletes, musicians, and public figures.

As a trailblazer in business and entertainment, Mr. Collins was named “Entrepreneur of the Year” by the California Legislative Assembly in 1996. He also won numerous other awards, including, most notably, a recognition by United States Senator Dianne Feinstein, who congratulated him on his “excellence in entrepreneurship, superior leadership, dedication, and perseverance.”

After accomplishing many of his goals, Mr. Collins continued on the path to success by developing a show dedicated to martial arts news: Martial Arts TV. The show was a major success and was aired over 238 television stations across the country. Mr. Collins, learning the business of self-syndication, established the show as the nation's number one Martial Arts News show to date.

Then came Punch TV Network. After an extensive period of pre-planning, Punch TV Network was launched and became accessible to 4 million homes throughout the United States and in the Caribbean. By its first-year anniversary, it entered into the world of broadcast television, and became accessible to approximately 55 million homes through its network of independent television affiliates. This represented a growth rate of 1900%! In addition, while the cost of launching a network can be $100 million or more (as recently discovered by the Oprah Winfrey Network and Magic Johnson’s Aspire network), Punch TV launched for less than $10 million.

With the creation and production of hundreds of television commercials and countless television shows to his credit, Joseph Collins has received extensive praise and recognition for being a phenomenal leader and visionary. He is consistently proactive within the community, and prides himself on giving back by donating his time and resources.

Throughout his career, Mr. Collins, has developed and nurtured strong personal and business relationships, both in and out of the entertainment industry, providing a massive pool of resources from which to draw. These resources include screenwriters, performers, directors and producers of content, as well as advertisers, sponsors and promoters. These are the resources Punch TV Studios intends to use to reach our goals. As founder and CEO of Punch TV Studios, Mr. Collins will now focus on creating original and creative programming and feature films that appeal to a diverse audience, as well as expanding our broadcasting capacity nationally and internationally.

Family Relationships

There are no family relationships among our directors, executive officers, personas nominated or chosen by the Company to become directors or executive officers, or any significant employees.

Involvement in Certain Legal Proceedings.

None

Compensation of Directors, Executive Officers and Managers of Our Company

Name	Capacity in which Compensation was Received	Cash Compensation	Other Compensation	Total Compensation

Joseph Collins	CEO, Chairman	$0.00[1]	Indeterminate	$0.00

[1]	On June 30, 2014, Mr. Collins entered into an Employment Agreement with the Company with respect to his position as our as Chief Executive Officer, providing an annual salary of $250,000; however, as of the date of this Annual Report, Mr. Collins has not taken any compensation.

Employment Agreements

On June 30, 2014, we entered into an Employment Agreement with Mr. Collins with respect to his position as Chief Executive Officer. Mr. Collins’ Employment Agreement has a 3-year term, beginning on June 30, 2014, with automatic 3-year renewals unless earlier terminated, and will require Mr. Collins to devote his time and attention during normal business hours to the business and affairs of our Company and its affiliates and subsidiaries.

The Employment Agreement provides for:

•	An initial salary of $250,000 (two hundred fifty thousand dollars US), which will thereafter be subject to potential annual increases based on his performance after review by the Board of Directors who must approve any salary increase; and
•	70,450,000 shares of common stock in Punch TV Studios, Inc.; with the provision that Collins will maintain a minimum of 50% controlling interest in our Company.

If we terminate Mr. Collins’ employment for “cause” (as defined in his Employment Agreement), or if Mr. Collins resigns his employment, he shall only be entitled to receive his salary and benefits up to the date of his termination or resignation.

If we terminate Mr. Collins’ employment without “cause” (as defined in his Employment Agreement), then he shall be entitled to receive:

•	His salary and bonuses for a period of 10 years following the date of termination; and
•	All benefits for which he is entitled for a period of 5 years following the date of termination;

If Mr. Collins is constructively terminated, he shall be entitled to:

•	His salary and bonuses for a period of 5 years following the date of termination; and
•	All benefits for which he was entitled for a period of 3 years following the date of termination.

If Mr. Collins is terminated by mutual agreement, he shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date of termination; and
•	All benefits for a period of 3 years following the date of termination.

If Mr. Collins is forced to resign due to a disability, he shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date of disability; and
•	All benefits for a period of 3 years following the date of disability.

If such disability is a result of any intentional self-inflicted injury, Mr. Collins shall only be entitled to his salary, bonuses and benefits up to the date of the injury causing the disability.

In the event of the death of Mr. Collins, his designated heirs shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date his death; and
•	All benefits for a period of 3 years following the date of his death.

If his death is a result of suicide, Mr. Collins’ heirs shall only be entitled to his salary, bonuses and benefits up to the date of death.

Item 4:	Security Ownership of Management and Certain Security-holders

Principal Shareholders

The following table sets forth those executive officers, directors, and other security holders holding 10% or a greater percentage of any class of stock, as of the date of this circular.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	Joseph Collins Chief Executive Officer Chairman of Board 11705 Willake Street Santa Fe Springs, CA 90670	70,450,000 shares	N/A	56.8%

Item 5:	Interest of Management and Others in Certain Transactions

All Item 5 information to this Annual Report is incorporated herein by reference in EDGAR to the Part II Item 13 information of our Form 1-A/A filed on March 30, 2016.

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/form1A.htm

Item 6:	Other Information

The Company has no other information to report.

Item 7:	Financial Statements

Ira S. Viener

Certified Public Accountant

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Punch TV Studios, Inc.

I have audited the accompanying balance sheets of Punch TV Studios, Inc. for the fiscal years ended August 31, 2016 and August 31, 2017, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Punch TV Studios, Inc. as of August 31, 2016 and August 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Ira S. Viener

Ira S. Viener, CPA

December 20, 2017

PUNCH TV STUDIOS, INC.

Consolidated Balance Sheet

As of August 31, 2016; and August 31, 2017

	August 31, 2017	August 31, 2016
Assets

Current Assets
Cash	$1,200,275	$208,332
Accounts Receivable	335,960	-
Loans Receivable	24,838	14,425

Total Current Assets	$1,561,073	$222,757

Investments
Urban Television Network Corporation/Punch Animation, Inc.	$303,000	-

Fixed Assets
Depreciable Assets, Net of Accumulated Depreciation	533,727	492,780

Other Assets
Rent Security Deposits	250,000	-

Total Assets	$2,647,800	$715,537

Liabilities & Shareholders’ Equity

Current Liabilities
Accounts Payable	$20,647	$-
Accrued Expenses	33,192	-
Accrued Payroll - Salaries	2,263	-
Payroll Taxes Payable	421	-
Investor Refunds Payable	18,495	-

Total Liabilities	$75,018	$-

Shareholders’ Equity
Common Stock 1,000,000,000 Shares Authorized
124,000,000 Shares Issued and Authorized	923,781	923,781

Investors	4,123,519	308,374
Sub-Total	$5,047,300	$1,232,155

Retained Earnings	$(2,474,518)	$(516,618)

Total Shareholders’ Equity	$2,572,782	$715,537

Total Liability & Shareholders’ Equity	$2,647,800	$715,537

PUNCH TV STUDIOS, INC.

Statement of Operations and Retained Earnings

For the Years Ended August 31, 2016 and August 31, 2017

	August 31, 2017	August 31, 2016

Sale and Marketing Income	$-	$4,369

Cost of Goods Sold	$448,957	$5,178

Gross Profit	$448,957	$(809)

Selling, General & Administrative Expenses	1,684,750	260,433

Profit (Loss) from Operations	$(2,133,707)	$(261,242)

Other Income & Expenses (Net)	189,369	-

Net Profit (Loss)	$(1,944,338)	$(261,242)

Net Adjustments to Retained Earnings	(13,562)	6,568

Retained Earnings, Beginning of Year	(516,618)	(261,944)

Retained Earnings, End of Year	$(2,474,518)	$(516,618)

PUNCH TV STUDIOS, INC.

Statement of Cash Flows

For the Years Ended August 31, 2016 and August 31, 2017

	August 31, 2017	August 31, 2016

Net Income (Loss)	$(1,944,338)	$(261,242)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities

Depreciation and Amortization	$178,672	$162,912
(Increase) Decrease in Accounts Receivable	(335,960)	-
(Increase) Decrease in Loans Receivable	(10,413)	(7,500)
(Increase) Decrease in Investments	(303,000)	-
(Increase) Decrease in Fixed Assets	(219,619)	(4,667)
(Increase) Decrease in Other Assets	(250,000)	-
(Increase) Decrease in Accounts Payable	20,647	-
(Increase) Decrease in Accrued Expenses	33,192	-
(Increase) Decrease in Accrued Payroll	2,263	-
(Increase) Decrease in Payroll Tax Payable	421	-
(Increase) Decrease in Investor Refunds Payable	18,495	-

Net Cash Used in Operating Activities	$(2,809,6400	$(110,497)

Cash Flows from Financing Activities
(Decrease) Increase in Stock Issued for Services	-	-
(Decrease) Increase in Stock Issued for Equipment	-	-

Cash Flows from Investing Activities
Net Cash Provided from Investing Activities	3,815,145	308,374

Net Adjustment in Retained Earnings	(13,562)	6,568

Net Increase (Decrease) in Cash/Equivalents

Cash and Equivalents, Beginning	208,332	3,887
Cash and Equivalents, Ending	$1,200,275	$208,332

PUNCH TV STUDIOS, INC.

Notes to Financial Statements

August 31, 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY:

Principle Business Activity

Punch TV Studios, Inc. (“PUNCH” or the “Company”) was organized on May 20, 2014 under the laws of the State of Delaware. PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content. The Company’s year-end is August 31.

Equipment

Equipment is recorded at cost or contributed value. The value of the equipment contributed was assessed by an independent third-party at liquidation value. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for equipment is computed using the straight-line method over the estimated useful life of the assets as follows – generally 5-7 years.

During fiscal 2017, Punch TV Studios was forced to relocate by the County of Los Angeles, and, consequently, certain costs have been reimbursed, including equipment. Any equipment reimbursed by the County of Los Angeles is booked at fair market value and treated as fully depreciated so that it has a net asset value of zero on the balance sheet.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC Topic 360, Property, Plant and Equipment. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues.  The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments (“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company's financial position and results of operations was not significant.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10”), include cash, accounts payable and convertible note payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at August 31, 2017.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At August 31, 2017, the Company had 74,450,000 shares of the 124,450,000 shares issued promised to employees and non-employees.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions.  At times, such investments may be in excess of the FDIC insurance limit.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 2 PROPERTY, PLANT AND EQUIPMENT

Equipment, their estimated useful lives, and related accumulated depreciation at August 31, 2017 are summarized as follows:

	Range of	Value at
	Lives in	August 31,
	Years	2017

Audio Equipment	5	$44,259
Air Conditioning Equipment	5	30,000
Broadcasting Equipment	5	457,076
Camera Equipment	5	175,873
Production Equipment	5	90,324
Computers & Software	5	74,634
Office Equipment	5	1,800
Furniture and Fixtures	5	47,974
Autos and Trucks	5	147,926
Leasehold Improvements	31.5	33,963
Total Fixed Assets		1,103,829

Less: Accumulated Depreciation	163,333	(534,430)
Net Fixed Assets		$569,399

NOTE 3 CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $.00001 per share. Each common stock share has one voting right and the right to dividends, if, and when declared by the Board of Directors.

Common Stock

At August 31, 2017, there were 124,000,000 (one hundred twenty-four million) shares of common stock issued and outstanding.

During the period from May 20, 2014 through August 31, 2017, the Company issued 74,000,000 (seventy-four million) shares of restricted common stock to its CEO for contribution of equipment valued at $775,281.

During the period from May 20, 2014 through August 31, 2017, the Company issued 4,000,000 (four million) shares of restricted common stock to individuals through private placements for cash of $4,123,519.

NOTE 4 RELATED PARTY TRANSACTIONS

During the period from May 20, 2014 through August 31, 2017, the Company issued 74,000,000 (seventy-four million) shares of restricted common stock to its CEO for contribution of equipment valued at $775,281.

NOTE 5 INCOME TAXES

At August 31, 2017, the Company had approximately $2,472,000, of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and expire through 2037. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the period ended August 31, 2017:

2017

Current	$1,943,537
Deferred - 2016	261,027
Deferred - 2017	$267,407
Total tax provision for (benefit from) income taxes	2,472,083

There were no deferred tax assets and liabilities included in the financial statements at August 31, 2017.

NOTE 6 COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 31, 2017, the date of the financial statements were available to be used. The Company is in the process of issuing an Initial Public Offering (“IPO”) in May 2018, which should significantly capitalize the Company to be able to add staff and start significant projects to generate income. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustments or disclosure.

During Fiscal 2017, Punch TV Studios was forced to relocate by the County of Los Angeles and consequently, certain costs have been incurred and reimbursed, including relocation expenses and equipment. Any equipment reimbursed by the County is booked at fair market value and treated as fully depreciated so that it has a net asset value of zero on the Balance Sheet. Any reimbursements during Fiscal 2018, above the actual expenses incurred, will be recorded as an item on “Other Income.”

PUNCH TV STUDIOS, INC.

Supporting Schedule of Cost of Goods Sold

For the Years Ended August 31, 2017 and August 31, 2016

	August 31, 2017	August 31, 2016

Production & Script Costs	$121,360	$-
Production Costs	1,447	2,043
Technical Equipment Repairs	4,218	-
Fiber Optic Service	6,571	1,200
Internet, Hosting & Website	16,341	1,935
Station Licensing	299,020	-
TOTAL	$448,957	$5,178

See Accompanying Notes to Financial Statements

PUNCH TV STUDIOS, INC.

Supporting Schedule of Selling, General & Administrative Expenses

For the Years Ended August 31, 2017 and August 31, 2016

	August 31, 2017	August 31, 2016

Executive Salary	$21,000	$-
Salary Expense: Administration & Operations	297,420	2,042
Payroll Taxes	86,539	1,505
Payroll Processing Fees	3,560	-
Employee Recruitment Fees	2,728	-
Administration & Operating Costs	28,500	-
Advertising & Marketing	780,646	34,680
Licenses, Permits & Fees	7,850	1,138
Telephone & Utilities	22,218	4,473
Travel Expenses	11,859	610
Meals & Entertainment	6,656	3,292
Auto Expenses	28,571	13,520

Investor Expenses	85,310	4,032
Rent & Storage	39,710	11,019
Repairs & Maintenance	1,104	1,757
Professional Fees	62,471	12,727
Office Expenses & Supplies	14,627	3,783
Insurance	233	-
Business Gifts	94	-
Charitable Contributions	150	-
Dues & Subscriptions	618	168
Postage	3,789	205
Bank Charges	426	534
Depreciation Expenses	178,671	162,912

TOTAL	1,684,750	260,433

See Accompanying Notes to Financial Statements

PUNCH TV STUDIOS, INC.

Supporting Schedule of Other Income & Expenses

For the Years Ended August 31, 2017 and August 31, 2016

	August 31, 2017	August 31, 2016

Other Income		-
Equipment Rental Income	$120,000	$-
Interest Income	645	-
PayPal Earned Credits	1,546	-
Relocation Expense Fees	70,315	-
Total	$192,506	$-
		-
Other Expenses
Prior Period Adjustments	$3,137	$-

See Accompanying Notes to Financial Statements

Item 8:	Exhibits

All Item 8 Exhibits to this Annual Report are incorporated herein by reference in EDGAR to the Part III Item 17 Exhibit List of our Form 1-A/A filed on March 30, 2016.

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/form1A.htm

E-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Fe Springs, California on December 22, 2017.

PUNCH TV STUDIOS, INC.
By:	/s/ Joseph Collins
Name: Title:	Joseph Collins Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Collins	Chief Executive Officer, Chairman	December 22, 2017
Joseph Collins	(Principal Executive Officer)